                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     LEVEL ONE COMMUNICATIONS, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   527295109
                            -----------------------
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 4, 1999
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  Page 1 of 12
                        The Exhibit Index is on page 12.

CUSIP NO. 527295109               SCHEDULE 13D                      Page 2 of 12

------------ -------------------------------------------------------------------

1.           NAME OF REPORTING PERSON                          Intel Corporation
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        94-1672743
             PERSON
------------ -------------------------------------------------------------------

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)[ ]
             GROUP                                                  (b)[ ]
------------ -------------------------------------------------------------------

3.           SEC USE ONLY
------------ -------------------------------------------------------------------

4.           SOURCE OF FUNDS                                        WC
------------ -------------------------------------------------------------------

5.           CHECK BOX IF DISCLOSURE OF LEGAL                       [ ]
             PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
             2(d) OR 2(e)
------------ -------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
------------ -------------------------------------------------------------------

  NUMBER OF SHARES    7.     SOLE VOTING POWER                    7,798,546
  BENEFICIALLY OWNED ------- ---------------------------------------------------
  BY EACH REPORTING
    PERSON WITH       8.     SHARED VOTING POWER                  N/A
                     ------- ---------------------------------------------------

                      9.     SOLE DISPOSITIVE POWER               7,798,546
                    -------- ---------------------------------------------------

                      10.    SHARED DISPOSITIVE POWER             N/A
------------ -------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  7,798,546
------------ -------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW             [ ]|
             (11) EXCLUDES CERTAIN SHARES
------------ -------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                  16.6%*
------------ -------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON                             CO
------------ -------------------------------------------------------------------

*Assumes exercise of options held by Reporting Person.

                               SCHEDULE 13D                        Page 3 of 12



ITEM 1.  SECURITY AND ISSUER.

        (a)  Name and Address of Principal Executive Offices of Issuer:

                      Level One Communications, Incorporated
                      9750 Goethe Road
                      Sacramento, CA  95627

        (b)  Title and Class of Equity Securities:

                      Common Stock

        The responses to each item of this Schedule 13D are qualified in their entirety by the provisions of the Exhibits hereto.


ITEM 2.  IDENTITY AND BACKGROUND.

        (a)  Name of Person Filing:  Intel Corporation (the "Reporting Person").

        (b) Principal Business: Manufacturer of microcomputer components, modules and systems.

        (c)  Address of Principal Business and Principal Office:

                      2200 Mission College Boulevard
                      Santa Clara, CA 95052-8119.

        (d)  Criminal Proceedings:

                      During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

        (e)  Civil Proceedings:

                      During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f)  Place of Organization: Delaware

                      Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

                               SCHEDULE 13D                        Page  4 of 12

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The irrevocable option (the "Option") to purchase 7,798,546 shares of common stock (the "Option Shares") representing approximately 16.6% of the outstanding shares of common stock of the Issuer (after giving effect to shares subject to the Option) is exercisable upon the terms and subject to the conditions set forth in the Stock Option Agreement, dated as of March 4, 1999, between the Issuer and the Reporting Person (the "Option Agreement"), a copy of which is attached hereto as Exhibit 1 and hereby expressly incorporated herein by reference. The price at which the Option may be exercised is $50.00 per share (subject to adjustment under certain circumstances). Although no final decision has been made, it is presently intended that the Reporting Person will obtain all of the funds to purchase the Option Shares from internally generated funds.


ITEM 4.  PURPOSE OF THE TRANSACTION.

               On March 4, 1999, the Issuer, the Reporting Person and Intel RSW Corporation, a Delaware corporation and wholly-owned subsidiary of the Reporting Person ("Acquisition"), entered into an Agreement and Plan of Merger (the "Plan of Merger"), a copy of which is attached hereto as
         Exhibit 2 and hereby expressly incorporated herein by reference, pursuant to which (upon satisfaction or waiver of certain conditions) Acquisition will be merged with and into the Issuer (the "Merger") and the Issuer will become the surviving corporation and a wholly-owned subsidiary of the Reporting Person. Each of the Issuer's shares of common stock (excluding any in treasury or held by the Reporting Person or any of its subsidiaries) issued and outstanding will be converted into shares of common stock of the Reporting Person. On March 4, 1999, the Issuer and the Reporting Person also entered into the Option Agreement.

               The Option becomes exercisable immediately prior to the occurrence of certain events, including, without limitation: (1) termination of the Plan of Merger by the Issuer following the receipt by the Issuer's Board of Directors of a Superior Proposal (as defined in the Plan of Merger), (2) termination of the Plan of Merger by the Reporting Person following recommendation by the Issuer's Board of Directors to its stockholders of a Superior Proposal, or (3) within twelve (12) months following termination of the Plan of Merger for certain specified reasons, the Issuer and a third party enter into an agreement with respect to a "Company Acquisition" or a "Company Acquisition" occurs. A "Company Acquisition" is defined in the Option Agreement and includes, among other things, acquisition of 50% or more of the assets or outstanding shares of the Issuer by a third party, certain acquisitions by the Issuer involving newly issued shares by the Issuer, and certain business combinations involving the Issuer and a third party. In addition, under certain circumstances, including any person's acquisition of fifty percent (50%) or more of the Issuer's outstanding common stock or the Issuer and a third party entering into a written definitive agreement for certain business combinations prior to the expiration date of the Option, the Reporting Person may require the Issuer to cancel the option and pay a cancellation amount in cash. In some instances, the Issuer may require the Reporting Person to sell to the Issuer any shares of Issuer common stock received by the Reporting Person upon exercise of the Option. The Reporting Person is limited in the total payments it may receive in connection with its exercise of the Option to $25 million (in excess of the exercise price paid by the Reporting Person for the Option Shares). In addition, the Reporting Person may receive up to $75 million in liquidated damages (other than for expense reimbursements) upon termination of the Plan of Merger in certain circumstances. The Reporting Person does not know of any event that has occurred as of the date hereof that would allow the Reporting Person to exercise its Option.

                                    SCHEDULE 13D                   Page  5 of 12


               The Option Agreement is intended to increase the likelihood that the transactions contemplated by the Plan of Merger will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer. The existence of the Option Agreement could significantly increase the cost to a potential acquiror of acquiring the Issuer, compared to its cost had the Issuer not entered into the Option Agreement.

               The Option Agreement will expire upon the earlier of (i) the Effective Time of the Merger (as defined in the Plan of Merger) and
         (ii) upon the twelve (12) month anniversary of the termination of the Plan of Merger in accordance with the terms thereof.

               Upon consummation of the transactions contemplated by the Plan of Merger, the Issuer's shares of common stock will cease to be authorized to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.


        The information contained in Item 4 is incorporated herein by this reference.


        (a)    Number of Shares Beneficially Owned (assuming
               exercise of the Option):                        7,798,546.


               Right to Acquire:                               7,798,546.


               Percent of Class (assuming
               exercise of the Option):                            16.6%.

        (b)    Sole Power to Vote, Direct the Vote of,
               or Dispose of Shares:                           7,798,546.


        (c)    Recent Transactions:                           See Item 4.

               Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Appendix A beneficially owns any shares of the Issuer's outstanding common stock.

               Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Appendix A has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to the Option Agreement (as defined in Item 3), the Reporting Person has, under certain circumstances, various rights with respect to registration of the common stock issuable upon exercise of the Option, pursuant to certain demand and piggyback registration rights granted to the Reporting Person. In addition, the Option Agreement

                                    SCHEDULE 13D                   Page  6 of 12

         places certain restrictions on the transfer of the securities and, in certain circumstances, the Issuer may repurchase the Option Shares (as defined in Item 3). See the Option Agreement for a further description of these and other provisions.

               Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Appendix A is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Stock Option Agreement, dated as of March 4, 1999, between Intel Corporation and Level One Communications, Incorporated.

        Exhibit 2 Agreement and Plan of Merger, dated as of March 4, 1999, by and among Intel Corporation, Intel RSW Corporation and Level One Communications, Incorporated, with all Exhibits thereto.

                                    SCHEDULE 13D                   Page  7 of 12



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 15, 1999.

                                      INTEL CORPORATION


                                      By:  /s/ F. Thomas Dunlap, Jr.
                                           ------------------------------------
                                             F. Thomas Dunlap, Jr.
                                             Vice President, General Counsel
                                             and Secretary

                                   SCHEDULE 13D                    Page  8 of 12


                                   APPENDIX A

                                    DIRECTORS


        The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director: All Directors are United States citizens except as indicated below.

Name:                                         Craig R. Barrett

Business Address:                             2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                         President and Chief Executive Officer

Name, principal business and address of       Intel Corporation, a manufacturer of microcomputer
corporation or other organization in which    components, modules and systems.
employment is conducted:                      2200 Mission College Boulevard
                                              Santa Clara, CA 95052


Name:                                         John Browne

Business Address:                             BP Amoco p.l.c., Britannic House, 1 Finsbury Circus, London EC2M 7BA

Principal Occupation:                         Group Chief Executive

Name, principal business and address of       BP Amoco p.l.c., an integrated oil company.
corporation or other organization in which    Britannic House, 1 Finsbury Circus
employment is conducted:                      London EC2M 7BA

Citizenship:                                  British


Name:                                         Winston H. Chen

Business Address:                             Paramitas Foundation, 3945 Freedom Circle, Suite 760, Santa
                                              Clara, CA 95054

Principal Occupation:                         Chairman

Name, principal business and address of       Paramitas Foundation, a charitable foundation.
corporation or other organization in which    3945 Freedom Circle, Suite 760
employment is conducted:                      Santa Clara, CA 95054


Name:                                         Andrew S. Grove

Business Address:                             2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                         Chairman of the Board of Directors

                                    SCHEDULE 13D                   Page  9 of 12


Name, principal business and address of       Intel Corporation, a manufacturer of microcomputer components,
corporation or other organization in which    modules and systems.
employment is conducted:                      2200 Mission College Boulevard
                                              Santa Clara, CA 95052

Name:                                         D. James Guzy

Business Address:                             1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:                         Chairman

Name, principal business and address of       The Arbor Company, a limited partnership engaged in the
corporation or other organization in which    electronics and computer industry.
employment is conducted:                      1340 Arbor Road
                                              Menlo Park, CA 94025


Name:                                         Gordon E. Moore

Business Address:                             2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                         Chairman Emeritus of the Board of Directors

Name, principal business and address of       Intel Corporation, a manufacturer of microcomputer
corporation or other organization in which    components, modules and systems.
employment is conducted:                      2200 Mission College Boulevard
                                              Santa Clara, CA 95052

Name:                                         David S. Pottruck

Business Address:                             101 Montgomery Street, San Francisco, CA 94104

Principal Occupation:                         President and Co-Chief Executive Officer

Name, principal business and address of       The Charles Schwab Corporation, an investment company
corporation or other organization in which    101 Montgomery Street
employment is conducted:                      San Francisco, CA 94104



Name:                                         Arthur Rock

Business Address:                             One Maritime Plaza, Suite 1220, San Francisco, CA 94111

Principal Occupation:                         Venture Capitalist

Name, principal business and address of       Arthur Rock and Company, a venture capital firm.
corporation or other organization in which    One Maritime Plaza, Suite 1220
employment is conducted:                      San Francisco, CA 94111

                                    SCHEDULE 13D                   Page 10 of 12


Name:                                         Jane E. Shaw

Business Address:                             1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:                         Chairman and Chief Executive Officer

Name, principal business and                  AeroGen, Inc., a private company specializing in
address of corporation or other               controlled delivery of drugs to the lungs
organization in which                         1310 Orleans Drive
employment is conducted:                      Sunnyvale, CA 94089


Name:                                         Leslie L. Vadasz

Business Address:                             2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                         Senior Vice President, Director, Corporate Business Development

Name, principal business and address of       Intel Corporation, a manufacturer of microcomputer
corporation or other organization in which    components, modules and systems.
employment is conducted:                      2200 Mission College Boulevard
                                              Santa Clara, CA 95052


Name:                                         David B. Yoffie

Business Address:                             Harvard Business School, Morgan
                                              Hall 215, Soldiers Field
                                              Road, Boston, MA 92163

Principal Occupation:                         Max and Doris Starr Professor of International Business
                                              Administration

Name, principal business and address of       Harvard Business School, an educational institution.
corporation or other organization in which    Harvard Business School
employment is conducted:                      Morgan Hall 215, Soldiers Field Road
                                              Boston, MA 92163



Name:                                         Charles E. Young

Business Address:                             10920 Wilshire Boulevard, Los Angeles, CA 90024

Principal Occupation:                         Chancellor Emeritus

Name, principal business and address of       University of California at Los Angeles, an educational institution.
corporation or other organization in which    10920 Wilshire Boulevard
employment is conducted:                      Los Angeles, CA 90024

                                    SCHEDULE 13D                   Page 11 of 12


                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens except as indicated below.

Name:               Paul S. Otellini
Title:              Executive Vice President, General Manager, Intel Architecture Business Group

Name:               Gerhard H. Parker
Title:              Executive Vice President, General Manager, New Business Group

Name:               Andy D. Bryant
Title:              Senior Vice President and Chief Financial Officer

Name:               Sean M. Maloney
Title:              Senior Vice President, Director, Sales and Marketing Group
Citizenship:        British

Name:               Michael R. Splinter
Title:              Senior Vice President, General Manager, Technology and Manufacturing Group

Name:               Albert Y. C. Yu
Title:              Senior Vice President, General Manager, Microprocessor Products Group

Name:               F. Thomas Dunlap, Jr.
Title:              Vice President, General Counsel and Secretary

Name:               Arvind Sodhani
Title:              Vice President, Treasurer


                                    SCHEDULE 13D                   Page 12 of 12

                                  EXHIBIT INDEX

                                                                                SEQUENTIALLY
                                                                                  NUMBERED
EXHIBIT NO.       DOCUMENT                                                          PAGE
-----------       --------                                                      ------------

Exhibit 1 Stock Option Agreement, dated as of March 4, 1999, between Intel Corporation and Level One Communications,
                  Incorporated.

Exhibit 2 Agreement and Plan of Merger, dated as of March 4, 1999, by and among Intel Corporation, Intel RSW Corporation and Level
                  One Communications, Incorporated, with all Exhibits thereto.
